LIFE SCIENCES RESEARCH, INC. 401 Hackensack Avenue, Hackensack, NJ 07601 Phone: 201-525-1819 Fax: 201-525-1331

February 7, 2007

VIA EDGAR AND FEDERAL EXPRESS

Frank Wyman

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, DC 20549

Re:	Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 16, 2006
Form 10-Q for Quarterly Period ended June 30, 2006
File No. 001-32615

Dear Mr. Wyman:

Reference is made to the Staff’s comments set forth in the letter dated January 26, 2007 (the “Comment Letter”) to Andrew Baker, the Chairman and CEO of Life Sciences Research, Inc. (“LSR” or the “Company”). In this letter, references to “we”, “us” and “our” refer to the Company. Please find our response below.

Form 10-K, filed on March 16, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

1.	We have reviewed your response to prior comment two. Please confirm to us, in writing, that you will discontinue the use of EBITDA as a performance measure in future filings.

RESPONSE:

This confirms that LSR will discontinue the use of EBITDA as a performance measure in future filings with the Securities and Exchange Commission (the “SEC” or the “Commission”).

Notes to Consolidated Financial Statements

Note 11. Shareholders’ Equity

Warrants

2.

Please refer to prior comment four. Your response does not provide a sufficient explanation of the performance conditions for vesting of 625,000 warrants awarded to a third party advisory firm for assistance in obtaining a NYSE listing, which you describe only as dependant “upon successful completion of specific goals outlined in the engagement letter.” Please describe to us each of these “specific goals,” when you expect the third party advisory firm to meet such goals and your criteria for determining that this award had not yet been earned by the third party advisory firm. Clearly indicate the basis for your conclusion that recognition of this expense as the service are provided by the third party advisory firm was inappropriate.

RESPONSE:

Reference is made to the following response to Comment 4 included in our prior November 6, 2006 letter to the Commission Staff:

“One set (625,000 warrants) was issued to an advisory/lobbying firm and established the Company being listed on the New York Stock Exchange as the condition for vesting and exercisability of the warrants (the “NYSE Warrants”). As of the date of this letter the Company has not been listed on the NYSE and the Company cannot predict whether or when it will be listed on the Exchange.”

We supplement that prior response by informing the staff that LSR common stock became listed on NYSE Arca, Inc. on December 22, 2006. Accordingly, the 625,000 warrants issued to the advisory/lobbying firm vested in full on December 26, 2006, the first business day following the date on which LSR common stock began trading on NYSE Arca.

As alluded to in our November 6, 2006 response letter, our basis for our conclusion that recognition of this expense as the services are provided was not appropriate is based upon EITF 96-18 which states in part that: “The Task Force reached a consensus that if, on the measurement date, the quantity or any of the terms of the equity instruments are dependent on the achievement of counterparty performance conditions that, based on the different possible outcomes, result in a range of aggregate fair values for the equity instruments as of that date, then the issuer should utilize the lowest aggregate (that is, the variable terms times the applicable number of equity instruments) amount within that range for recognition purposes. This amount may be zero.” According to FAS 123r, paragraph 44, “Accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition – compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved”. For this purpose, “probable” is used in the same sense as in SFAS No. 5, Accounting for contingencies: “the future event or events are likely to occur.” The Company concluded that it could not determine whether the performance condition would ever be met and thus could not conclude that they were probable at December 31, 2005 or any time thereafter, until the Company actually became listed on the New York Stock Exchange. The Company believed the amount to be zero at all times prior to its actual NYSE listing for the reasons discussed in our previous response to the SEC, and therefore there was never any expense to realize until actual performance.

Form 10-Q for quarterly period ended June 30, 2006

Notes to the Condensed Consolidated Financial Statements

6. Cumulative Effect of Accounting Change

3.	We have read your response to prior comment six.

▪

Please provide us references to the authoritative literature that allows you to account for the deconsolidation of Alconbury by reversing the “June 14, 2005 through June 29, 2006 activity of Alconbury” and including this adjustment in the line item “cumulative effect of accounting change” in your condensed consolidated statement of income for the six months ended June 30, 2006.

▪	Please provide a complete description in disclosure-type format of the balance sheet impact of the deconsolidation and related sale leaseback transactions.

RESPONSE:

▪

First Bullet Point: We would like to clarify that the results of operations of Alconbury have been included in the Company’s consolidated financial statements from June 14, 2005 through June 29, 2006. Upon deconsolidation, the Company no longer consolidated the assets and liabilities of Alconbury, and the net adjustment of removing Alconbury’s assets and liabilities, as well as the effects of no longer eliminating certain inter-company assets and liabilities of the Company and Alconbury was all reported in “cumulative effect of accounting change.” In retrospect, a better wording for that line item could have been “Loss on deconsolidation of variable interest entity.” FIN46r does not specifically address how to effect a deconsolidation of a variable interest entity (VIE). The Company believes that a change that results from changed facts and circumstances (such as a deconsolidation of a VIE), where there was only one acceptable method of accounting prior to the change in circumstances (consolidation) and only one acceptable method of accounting after the change (deconsolidation), is not a change in reporting entity and should not be accounted for by restating prior periods. This was confirmed by SAS 88, which amended the definition of a change in reporting entity in SAS 1/AU 420 to make it consistent with the definition in APB 20. Prior to the issuance of FAS 144, ARB 51, par. 12 allowed a company to restate interim periods in the current year, but did not allow for the restatement of prior years. FAS 144 amended ARB 51 by deleting paragraph 12. We also believe that paragraph 2F of FAS 154, which amends APB 20, implicitly excludes deconsolidation of a variable interest entity as falling under the rules of FAS 154. Accordingly, the Company believes that a change from a controlling interest to a non-controlling interest (i.e. VIE deconsolidation) should be accounted for prospectively from the date of change in control.

▪	Second Bullet Point: Please refer to the table set forth below, to which this narrative relates.

Cash and Cash Equivalents

The decrease in cash of $1.4 million results from the inclusion of the rents paid by LSR to Alconbury of $6.3 million and the elimination of bank interest received by Alconbury. This decrease was offset by Alconbury third party loan interest of $4.0 million and miscellaneous management fees paid by Alconbury of $0.9 million.

Prepaid Expenses and Other Current Assets

The increase in prepaid expenses and other current assets of $13.6 million was caused by the inclusion of the loan note with accrued interest due from Alconbury of $10.6 million along with the debt due to the Company related to Alconbury’s financing costs of $4.6 million paid by LSR on their behalf. The lease rental prepayment to Alconbury by the Company of $1.1 million was also recognized on the deconsolidation. These increases were offset by the discounted write down of the interest-free advance to Alconbury for the financing costs in accordance with APB21, reduced by the implied interest received to date on the balance, amounting to $2.0 million. An additional offset of $0.7 million occurred with the deconsolidation of Alconbury’s own prepayments.

Property and Equipment

The $55.0 million decrease in fixed assets arose from the disposal of the land and buildings of $80.5 million offset by the addition of the capitalized leased assets of $22.8 million following the sale and leaseback. This was offset by the additional depreciation on the disposed assets recognized under FIN46R of $3.5 million less the depreciation of the capitalized leased assets of $0.8 million which was excluded under FIN46R.

Accrued Expenses and Other Liabilities

The decrease in accrued expenses and other liabilities of $0.8 million was due to the Alconbury third party loan interest accrual no longer being included in the closing balance.

Long Term Debt

The increase in long-term debt of $2.0 million was due to the recognition of the new sale and leaseback capital lease liability of $22.8 million, the recognition of the liability for the deferred gain arising from the disposal of the US assets of $9.2 million, offset by the

Alconbury third party debt of $30.0 million which was no longer included in the Company balance sheet.

Accumulated Comprehensive Loss

The increase in accumulated comprehensive loss of $1.2 million was due to the elimination of the cumulative translation adjustments that arose during the application of FIN46R, These cumulative translation adjustments required elimination from the balance sheet when the loss on deconsolidation of the variable interest entity was included in the accumulated deficit.

Accumulative Deficit

The increase in accumulative deficit of $42.9 million was caused by the recognition of the loss on deconsolidation of variable interest entity arising from the deconsolidation.

See table on next page.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Effect on Consolidated Balance Sheet:

The balance sheet impact of the deconsolidation and related sale leaseback transaction on the following categories have been included in the closing balances of:

$000s

Rents paid to landlord	(6,298)
Alconbury loan interest payments	4,039
Alconbury management fees expenses	846
Alconbury interest received	(23)

Cash and cash equivalents decrease	(1,436)

Loan note and interest receivable from Alconbury	10,628
Lease rental prepayment	1,056
Alconbury Financing cost debtor gross	4,624
Write down of Alconbury cost debtor balance less interest to date	(1,968)
Alconbury prepayments	(713)
Prepaid expenses and other current assets increase	13,627

Disposal of buildings	(80,515)
Addition of leased buildings	22,750
Accumulative depreciation of disposed buildings	3,517
Accumulative depreciation of leased buildings	(792)

Property and equipment net decrease	(55,040)

Alconbury loan interest accrual	767

Accrued expenses and other liabilities decrease	767

Capital lease liability on leased buildings	(22,750)
Deferred gain on US asset sale less amortization	(9,267)
Alconbury Loan Finance	30,000

Long-term debt increase	(2,017)

Cumulative translation adjustment	1,224

Accumulated comprehensive loss increase	1,224

Loss on deconsolidation of variable interest entity	42,875

Accumulative deficit increase	42,875

* * * *

We appreciate the Staff’s comments and understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosures in our filings. We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings. In addition, we also acknowledge that the Staff’s comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. Moreover, we acknowledge that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that this letter be accorded the confidential treatment requested in our November 6, 2006 FOIA Confidential Treatment Request submitted to the Commission.

Please do not hesitate to get in touch with me at 201-525-1819 should you have any questions or require additional information.

Sincerely,

/s/ Richard A. Michaelson

Richard A. Michaelson
Chief Financial Officer

cc:	Andrew Baker – Chairman and Chief Executive Officer
Mark Bibi – General Counsel and Corporate Secretary
Hugh Scott, P.C. – Independent Auditors